LIMITED BRANDS UPDATES EXPECTATIONS FOR OCTOBER SALES
AND THIRD QUARTER EARNINGS

– TENDER OFFER EXTENDED TWENTY-FOUR HOURS –

Columbus, Ohio (October 27, 2004) — In order to provide shareholders with the most current information available as they consider their participation in the outstanding tender offer, Limited Brands, Inc. (NYSE: LTD) reported that it continues to expect comparable store sales for the four week period ending October 30, 2004 to be in the positive mid-teens. The Company now projects third quarter earnings per share to be between $0.08 and $0.10, versus its previous guidance of $0.04 to $0.06, including the previously announced $0.02 benefit related to the favorable settlement of a state tax matter. The increase in estimated third quarter earnings per share is due to strength at our Victoria’s Secret and Bath & Body Works brands, the success of the Express quarterly clearance sale and better than forecast expense reductions in several areas. Accordingly, the Company now expects full year earnings per share to be about $1.35, at the upper end of its previous guidance of $1.30 to $1.35 (all estimates exclude the impact of the tender offer transactions).

Limited Brands is making these announcements in connection with the current tender offer to repurchase $2 billion of its common stock, which commenced on October 7, 2004. The tender offer, which was originally due to expire on November 4, 2004, has been extended twenty-four hours. Accordingly, the tender offer, proration period and withdrawal rights will now expire at 12:00 midnight, New York City time on November 5, 2004, unless Limited Brands further extends the tender offer. All terms and conditions of the tender offer as described in the Offer to Purchase and related materials distributed to stockholders continue to apply to the tender offer as extended. Actual October sales will be reported on November 4, 2004, and actual third quarter earnings will be reported on November 18, 2004.

ABOUT LIMITED BRANDS:
Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Express Men’s, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,828 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this press release involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any

Three Limited Parkway   Columbus, Ohio 43230   www.LimitedBrands.com

forward-looking statements included in this press release or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; our ability to service the debt we expect to incur in connection with this tender offer, any debt we draw down under our credit facilities, and other any debt we incur, and the restrictions the agreements related to such debt impose upon us; our ability to implement our strategic and operational initiatives; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company’s manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production; risks associated with the possible lack of availability of suitable store locations on appropriate terms and other factors that may be described in the Company’s filings with the Securities and Exchange Commission. The forward-looking information provided in this press release is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ADDITIONAL LEGAL INFORMATION:
This press release is for informational purposes only and do not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials dated October 7, 2004. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.

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For further information, please contact:	For further information regarding the self-tender offer,
Tom Katzenmeyer	please contact:
SVP, Investor, Media and Community Relations	D.F. King & Co., Inc.
Limited Brands, Inc.	48 Wall Street
614-415-7076	New York, NY 10005
www.Limitedbrands.com	888-628-8208

Three Limited Parkway   Columbus, Ohio 43230   www.LimitedBrands.com